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                           July 17, 2020

       Paul Wogan
       Chief Executive Officer
       GasLog Ltd.
       69 Akti Miaouli
       18537 Piraeus, Greece

                                                        Re: GasLog Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed July 10, 2020
                                                            File No. 333-239797

       Dear Mr. Wogan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Attorney Advisor, at (202) 551-3763 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Scott Bennett